Exhibit 12.1
QUANEX CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
Ratio of earnings to fixed charges is computed by dividing earnings, as defined, by fixed charges. Fixed charges consist of interest charges, (both expensed and capitalized), amortization of debt issuance costs and the portion of rental expense representative of the interest factor. The computation is as follows:

	Fiscal years ended October 31,
	2004	2005	2006	2007	2008

Earnings:
Income from continuing operations before taxes	$25,673	$61,456	$64,956	$57,131	$15,904
Add: fixed charges (from below)	1,786	2,261	2,857	2,265	2,113

	$27,459	$63,717	$67,813	$59,396	$18,017

Fixed Charges:
Interest expense	$1,032	$1,354	$1,002	$582	$441
Debt issuance amortization	—	—	21	9	39
Capitalized interest	—	—	—	—	—
1/3 of rental expense	754	907	1,834	1,674	1,633

	$1,786	$2,261	$2,857	$2,265	$2,113

Ratio of earnings to fixed charges	15.4x	28.2x	23.7x	26.2x	8.5x